UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Rubber Research Elastomerics, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
781084 10 8
(CUSIP Number)
Winston A. Salser 1138 Hartzell Street Pacific Palisades, CA 90272 (310) 459-3554
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 17, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No. 781084 10 8	Page 2 of 10

(1)	Name of Reporting Person / I.R.S. Identification Nos. of Above Persons (Entities Only) Winston A. Salser
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds PF, OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 10,000,804 shares
	(8)	Shared Voting Power 0 shares
	(9)	Sole Dispositive Power 10,000,804 shares
	(10)	Shared Dispositive Power 0 shares
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 10,000,804 shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 20.7%
(14)	Type of Reporting Person (See Instructions) IN

CUSIP No. 781084 10 8	Page 3 of 10

(1)	Name of Reporting Person / I.R.S. Identification Nos. of Above Persons (Entities Only) Riviera Investments, Inc.
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds WC, OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 10,000,004 shares
	(8)	Shared Voting Power 0 shares
	(9)	Sole Dispositive Power 10,000,004 shares
	(10)	Shared Dispositive Power 0 shares
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 10,000,004 shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 20.7%
(14)	Type of Reporting Person (See Instructions) CO

CUSIP No. 781084 10 8	Page 4 of 10

ITEM 1.	SECURITY AND ISSUER

This Statement on Schedule 13D relates to the shares of common stock, par value $0.01 (“Common Stock”), of Rubber Research Elastomerics, Inc., a Minnesota corporation (the “Issuer”). The Issuer’s principal executive offices are located at 4500 Main Street N.E., Minneapolis, Minnesota 55421.

ITEM 2.	IDENTITY AND BACKGROUND

This Schedule 13D is being jointly filed by Winston A. Salser (“Dr. Salser”) and Riviera Investments, Inc., a California Corporation (“Riviera”). Dr. Salser and Riviera are collectively referred to as the “Reporting Persons.” The principal business address of each of the Reporting Persons is 1138 Hartzell Street, Pacific Palisades, CA 90272.

Dr. Salser is the President, sole director and sole shareholder of Riviera. He is also a director and the Chief Executive Officer of the Issuer. Dr. Salser also serves as Chairman of the Board of Directors of Oncologic, Inc., a company engaged in developing treatments for curing inoperable and metastatic solid cancers. Dr. Salser is a United States citizen.

During the last five years, neither of the Reporting Persons and none of the directors or executive officers of Riviera (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a result of being a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On September 17, 2007, Riviera purchased 714,286 shares of 8.5% Convertible Preferred Stock from the Issuer for $300,000 ($0.42 per share). Riviera paid a portion of the purchase price for the shares by applying $152,729 of loans it had made to the Issuer, plus accrued interest thereon, and paid the remainder in cash. The shares 8.5% Convertible Preferred Stock are convertible into Common Stock. See Item 5 below. Riviera used corporate funds to make the loans to the Issuer and to pay the cash portion of the purchase price for the shares.

Dr. Salser purchased 300 shares of Common Stock on August 20, 2007, for $1.00 per share, and 500 shares of Common Stock on August 28, 2007, for $0.10 per share. Dr. Salser made both purchases in open market transactions, and used personal funds for such purchases.

ITEM 4.	PURPOSE OF TRANSACTION

The Reporting Persons have acquired and are holding the shares of the Issuer’s capital stock for investment purposes, and to provide funds for and to otherwise facilitate the development of the Issuer’s business. The Reporting Persons are to provide additional funds to the Issuer and acquire additional securities from the Issuer as follows: Dr. Salser and Riviera entered into an Agreement with the Issuer on September 14, 2007, which provides, among other things, that, within forty-five (45) days after the effective date of the Agreement, Dr. Salser or Riviera, or a combination thereof, will provide the Issuer with an additional $300,000 in funding, in exchange for a convertible debenture, payable on demand, with interest at the rate of twelve percent (12%) per annum. This convertible debenture shall be convertible into shares of the Issuer’s 8.5% Convertible Preferred Stock at a conversion price of $0.42 per share, and the shares of 8.5% Convertible Preferred Stock will be convertible into Common Stock at a conversion price of $0.03 per share, as described in Item 5 below. Such additional securities are not included in the Reporting Persons’ beneficial ownership described in this Schedule 13D.

CUSIP No. 781084 10 8	Page 5 of 10

The Reporting Persons may also provide additional funds to and acquire additional securities of the Issuer or, subject to restrictions under applicable securities laws, dispose of all or some of their securities from time to time, in each case in open market or private transactions, block purchases or sales or otherwise, or may continue to hold the securities, depending on business and market conditions, their continuing evaluation of the business and prospects of the Issuer and other factors.

Since January 2006, the Reporting Persons and certain affiliated entities have entered into a series of agreements with the Issuer, which agreements are described in Item 6 below. These agreements relate to the portion of the Issuer’s business that is based on its proprietary “Tirecycle” technology, which enables the conversion of low-value scrap tires into products which can substitute for natural rubber and for newly made synthetic rubber to make high quality products.

To the knowledge of the Reporting Persons, the Issuer has for approximately the past ten years pursued a strategy of licensing its intellectual property relating to the Tirecycle technology to licensees who would construct and operate Tirecycle factories near sources of discarded tires. Such licensees would pay a license fee of $100,000 to the Issuer and plus a royalty of 6% of gross sales (when such royalties exceed the initial $100,000 license fee), and would need to expend approximately $10 million to construct a Tirecycle factory. To induce potential licensees to purchase licenses, and to generate an additional source of revenue for the Issuer, the Issuer has offered and sold option agreements, granting exclusive rights to acquire licenses for the operation of Tirecycle factories in specified geographic areas. Such option agreements offer a licensee the opportunity to, if successful at their first location, have the exclusive right to purchase additional Tirecycle licenses enabling them to build Tirecycle factories at other locations. Such option agreements typically have required the purchaser to pay annual fees for ten years to preserve the exclusive right to purchase additional licenses in the specified geographic area.

Louisiana Elastomer, LLC (“LAEL”), an entity affiliated with Dr. Salser, is currently constructing a new Tirecycle plant in Vidalia, LA, pursuant to a license from the Issuer. This will be the first full size Tirecycle plant in the Western Hemisphere. LAEL found that uncertainties regarding the Issuer’s ability to provide Tirecycle treatments required for the plant’s operation were an obstacle to raising the capital required for construction of this plant. Therefore, to ensure that an alternate source of Tirecycle treatments would be available to LAEL and other licensees, in May 2006 Riviera negotiated a Non-exclusive License Agreement with the Issuer, under which the Issuer granted to Riviera a world-wide, perpetual, non-exclusive license to all of the Issuer’s intellectual property rights relating to Tirecycle Treatments. This agreement gives Riviera the right but not the obligation to design and produce Tirecycle Treatments, which the Issuer typically supplies to its licensees. Under this agreement, Riviera is required to sell any Tirecycle Treatments it produces at cost. Riviera is not entitled to receive any of the 6% royalties on gross sales paid by licensees using the Tirecycle Treatments, and is required to assist the Issuer in collecting the Issuer’s 6% royalty payments. Riviera also has no obligation to pay any royalties to the Issuer for the Tirecycle Treatments it sells.

The Reporting Persons (or their affiliates) have entered into these agreements with the Issuer, and have acquired and are holding the shares of capital stock of the Issuer, for the purpose of facilitating the development and expansion of the Issuer’s Tirecycle business. Except as described herein, the Reporting Persons do not have any present plans or proposals to make any material changes in the Issuers’ business or business strategy, or that relate to or would result in any extraordinary corporate transactions involving the Issuer, sale of its assets, changes in management, change in its capitalization or dividend policy, or other material changes in its business. The Reporting Persons, in their capacities as shareholders, and Dr. Salser, in his capacities as a director and executive officer of the Issuer, may engage the Issuer in discussions relating to opportunities to promote this Issuer’s business and enhance shareholder value, which may include such matters. The Reporting Persons reserve the right to communicate with other shareholders of the Issuer regarding matters of common concern.

CUSIP No. 781084 10 8	Page 6 of 10

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) – (b) As of September 17, 2007, Riviera was deemed to beneficially own 10,000,004 shares of Common Stock, representing approximately 20.7% of the total voting power of the Issuer’s outstanding capital stock at such date, by virtue of Riviera’s ownership of 714,286 shares of 8.5% Convertible Preferred Stock of the Issuer. Each share of 8.5% Convertible Preferred Stock, including accrued but unpaid dividends, is convertible into Common Stock at a conversion price of $0.03 per share (without payment of any additional consideration) and is entitled to the number of votes equal to the number of shares of Common Stock into which such share could then be converted.

Riviera, as the owner of such shares, and Dr. Salser, by virtue of his position as President and sole director of Riviera, are each deemed to have sole voting power and sole dispositive power with respect to such shares.

In addition, Dr. Salser is the owner of, and has sole voting power and sole dispositive power with respect to, an additional 800 shares of Common Stock owned directly by him, resulting in total beneficial ownership by Dr. Salser of 10,000,804 shares of Common Stock, or approximately 20.7% of the total voting power of the Issuer’s outstanding capital stock.

The beneficial ownership described above does not include additional securities that are to be acquired by Riviera or Dr. Salser in the future. On September 14, 2007, the Issuer, Dr. Salser and Riviera entered into an Agreement which provides, among other things, that, within forty-five (45) days after the effective date of the Agreement, Dr. Salser or Riviera, or a combination thereof, will provide the Issuer with an additional $300,000 in funding, in exchange for a convertible debenture, payable on demand, with interest at the rate of twelve percent (12%) per annum. This convertible debenture shall be convertible into shares of the Issuer’s 8.5% Convertible Preferred Stock at a conversion price of $0.42 per share, and the shares of 8.5% Convertible Preferred Stock will be convertible into Common Stock at a conversion price of $0.03 per share, as described above.

(c)        The following information is provided with respect to transactions relating to the Issuer’s Common Stock effected within the past 60 days by the Reporting Persons:

On September 17, 2007, in a private transaction between the Issuer and Riviera, Riviera purchased 714,286 shares of 8.5% Convertible Preferred Stock from the Issuer for a purchase price of $300,000 ($0.42 per share). Riviera paid a portion of the purchase price for the shares by applying $152,729 of loans it had made to the Issuer during the period from May 2007 through August 2007, plus accrued interest thereon, and paid the remainder in cash. The 8.5% Convertible Preferred Stock is convertible into Common Stock at a conversion price of $0.03 per share. Accordingly, at September 17, 2007, Riviera had beneficial ownership of 10,000,004 shares of Common Stock.

Dr. Salser purchased 300 shares of Common Stock on August 20, 2007, for $1.00 per share, and 500 shares of Common Stock on August 28, 2007, for $0.10 per share. Dr. Salser made both purchases in open market transactions, and used personal funds for such purchases.

CUSIP No. 781084 10 8	Page 7 of 10

Except for the transactions described in this Schedule 13D, the Reporting Persons have not effected any transaction relating to the Common Stock during the past 60 days.

(d)       To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends or proceeds from the sale of the securities covered by this Schedule 13D.

(e)       Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

Dr. Salser was appointed to serve on the Board of Directors of the Issuer on September 12, 2007, and was named Chief Executive Officer of the Issuer on September 13, 2007. On September 14, 2007, the Issuer, Dr. Salser and Riviera entered into an Agreement relating to Dr. Salser’s compensation arrangements and certain funding provided or to be provided to the Issuer by Dr. Salser or Riviera. Under the terms of the Agreement, Dr. Salser will serve as the Issuer’s CEO for a period of four (4) years, unless the Agreement is terminated earlier, for an annual salary of $150,000. If Dr. Salser’s employment is terminated without cause before the expiration of the four-year term, he is entitled to receive this salary for the remainder of the four-year term. Pursuant to the Agreement, Riviera purchased 714,286 shares of 8.5% Convertible Preferred Stock of the Issuer on September 17, 2007, as described in Item 5(c) above. The Agreement also provides that, within forty-five (45) days after the effective date of the Agreement, Dr. Salser or Riviera, or a combination thereof, will provide the Issuer with an additional $300,000 in funding, in exchange for a convertible debenture, payable on demand, with interest at the rate of twelve percent (12%) per annum. This convertible debenture will be convertible into shares of 8.5% Convertible Preferred Stock at a conversion price of $0.42 per share. The Agreement provides that the Issuer will use the funding provided by Dr. Salser or Riviera for certain specified corporate purposes. The Agreement was filed as Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on September 19, 2007, and is incorporated herein by reference.

In addition to serving as President and sole shareholder of Riviera, Dr. Salser is a member of the board of managers of and is a significant investor in each of Louisiana Elastomer, LLC (“LAEL”) and 2PCR, Inc. (“2PCR”). Since January 2006, Dr. Salser, Riviera, LAEL and 2PCR have entered into a series of agreements with the Issuer, which agreements are described below. These agreements were filed as Exhibits 10.2 through 10.10 to the Current Report on Form 8-K filed by the Issuer on September 19, 2007 and are incorporated herein by reference. The following summary is qualified in its entirety by reference to the full text of the agreements.

In April 2006, Riviera entered into an Exclusive Option to Purchase License, Manufacturing and Marketing Agreements with the Issuer, under which the Issuer granted to Riviera an exclusive option to purchase licenses for the Issuer’s Tirecycle technology in the Middle East (the "Middle East License"). In exchange, Riviera agreed to pay the Issuer $15,000 per year for ten years. The agreement also provides that the fee to purchase each license is $100,000. In May 2006, Riviera entered into similar agreements with the Issuer, under which the Issuer granted to Riviera exclusive options to purchase additional licenses for the areas of South America, Central America, South Africa, Europe and Asia in exchange for the same fees as set forth in the Middle East License. In addition, the Issuer granted to Riviera the exclusive right to purchase any existing option or license in Europe, Asia and North America that has terminated or lapsed.

In May 2006, Riviera also entered into a Nonexclusive License Agreement with the Issuer, under which the Issuer granted to Riviera a world-wide, perpetual, non-exclusive license to all of the Issuer’s intellectual property rights relating to Tirecycle Treatments. This agreement gives Riviera the right but not the obligation to design and produce Tirecycle Treatments, which the Issuer typically supplies to its licensees. Under this agreement, Riviera is required to sell any Tirecycle Treatments it produces at cost. Riviera is not entitled to receive any of the 6% royalties on gross sales paid by licensees using the Tirecycle Treatments, and is required to assist the Issuer in collecting the Issuer’s 6% royalty payments. Riviera also has no obligation to pay any royalties to the Issuer for the Tirecycle Treatments it sells.

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In March 2007, 2PCR, Riviera and LAEL entered into a License, Manufacturing and Marketing Agreement with the Issuer. This agreement provides, among other things, that the Issuer will (i) provide information, data, instruction and assistance relating to the design, installation, operation and maintenance of the equipment used in manufacturing rubber products, including products using the Issuer’s Tirecycle technology, to 2PCR and certain other licensees of the Issuer’s Tirecycle technology and (ii) supply the Tirecycle Treatments to the licensees at cost. Under this agreement, the Issuer grants to 2PCR, Riviera and LAEL the right to use the information and data the Issuer provides pursuant to this agreement for the purpose of manufacturing, marketing and distributing rubber products, including products using the Issuer’s Tirecycle technology. 2PCR has agreed to pay the Issuer a minimum royalty of $15,000 per year for each of the remaining years of the nine year period beginning on December 31, 2002 and $100,000 for each new plant site within a defined geographical area. The $100,000 payment will be deducted from the first $100,000 of 6% royalties otherwise due with respect the plant site. In addition, this agreement amends the Issuer’s existing exclusive option agreements with Riviera (described above) to provide that the exclusive options will continue in force, without requiring additional payment, for additional 99 years. This agreement has an initial term of 99 years, unless terminated earlier.

In March 2007, Riviera entered into an Agreement for an Exclusive Option to Purchase License, Manufacturing and Marketing Agreements with the Issuer, under which Riviera paid to the Issuer $15,000 as the initial payment to repurchase a lapsed exclusive option or license between the Issuer and 4500 Main Street, LLC covering all countries in Europe. Under this agreement, among other things, the parties agree to draft a new exclusive option agreement that sets out the terms under which Riviera will take over the geographical area covered by the lapsed exclusive option or license. In April 2007, Riviera entered into a similar agreement with the Issuer with respect to a lapsed exclusive option between the Issuer and ADVAC ELASTOMERS, INC. covering the United States and Canada.

In April 2007, Riviera entered into a Receipt of Payments and Amendment of Agreement with the Issuer, under which the Issuer acknowledges receiving certain payments from Riviera and amends certain terms of Riviera’s May 2006 Exclusive Option to Purchase License, Manufacturing and Marketing Agreements with the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description
1

Agreement dated September 14, 2007, between Rubber Research Elastomerics, Inc., Winston Salser and Riviera Investments, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on September 19, 2007).

CUSIP No. 781084 10 8	Page 9 of 10

2

Exclusive Option to Purchase License, Manufacturing and Marketing Agreements dated April 20, 2006 between Rubber Research Elastomerics, Inc. and Riviera Investments, Inc. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on September 19, 2007).

3

Exclusive Option to Purchase License, Manufacturing and Marketing Agreements dated May 3, 2006 between Rubber Research Elastomerics, Inc. and Riviera Investments, Inc. (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on September 19, 2007).

4

Nonexclusive License Agreement dated May 25, 2006 between Rubber Research Elastomerics, Inc. and Riviera Investments, Inc. (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer on September 19, 2007).

5

License, Manufacturing and Marketing Agreement dated as of March 22, 2007 between 2PCR, LLC, Riviera Investments, Inc., LAEL, LLC, and Rubber Research Elastomerics, Inc. (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by the Issuer on September 19, 2007).

6

Agreement for an Exclusive Option to Purchase License, Manufacturing and Marketing Agreements dated March 27, 2007 between Rubber Research Elastomerics, Inc. and Riviera Investments, Inc. (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by the Issuer on September 19, 2007).

7

Agreement for an Exclusive Option to Purchase License, Manufacturing and Marketing Agreements dated April18, 2007 between Rubber Research Elastomerics, Inc. and Riviera Investments, Inc. (incorporated by reference to Exhibit 10.7 to the Current Report on Form 8-K filed by the Issuer on September 19, 2007).

8

Exclusive Option to Purchase License, Manufacturing and Marketing Agreements dated April 19, 2007 between Rubber Research Elastomerics, Inc. and Riviera Investments, Inc. (incorporated by reference to Exhibit 10.8 to the Current Report on Form 8-K filed by the Issuer on September 19, 2007).

9

Receipt of Payments and Amendment of Agreement dated April 19, 2007 between Rubber Research Elastomerics, Inc. and Riviera Investments, Inc. (incorporated by reference to Exhibit 10.9 to the Current Report on Form 8-K filed by the Issuer on September 19, 2007).

10

Exclusive Option to Purchase License, Manufacturing and Marketing Agreements dated May 2, 2000 between Rubber Research Elastomerics, Inc. and Riviera Investments, Inc. (incorporated by reference to Exhibit 10.10 to the Current Report on Form 8-K filed by the Issuer on September 19, 2007).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 24, 2007	/s/ WINSTON A. SALSER
Winston A. Salser

RIVIERA INVESTMENTS, INC.

	By:	/s/ WINSTON A. SALSER
Winston A. Salser, President